Exhibit 99.1

NEWS RELEASE

Endeavour Silver Drilling Program Continues to Intersect High Grade Silver-
Gold Mineralization on Porvenir Cuatro Property, Guanacevi District, Mexico

Third Quarter 2009 Financial Results to be Released on
 November 10, 2009; Conference Call on November 12, 2009

Vancouver, Canada – November 3, 2009 - Endeavour Silver Corp. (“Endeavour” or the “Company”) (EXK: NYSE-Amex, EDR: TSX, EDR.WT: TSX, EJD: DB-Frankfurt) announces that exploration drilling program on the recently acquired Porvenir Cuatro property in the Guanacevi District, Durango, Mexico continues to intersect high grade, silver-gold mineralization along the Santa Cruz vein system.

Recent drilling highlights include 727 grams per tonne (gpt) silver and 1.51 gpt gold over a 3.44 meter (m) true width (21.2 oz per ton silver over 11.3 feet) in hole PC50-3, including 1,040 gpt silver and 2.25 gpt gold over 2.21 m true width (30.3 oz per ton silver over 7.2 ft).

The first four discovery holes were previously reported on September 1, 2009 (click here to see news release: http://www.edrsilver.com/s/NewsReleases.asp?ReportID=361815).  Assay results for the next seven drill holes that returned significant high-grade silver-gold mineralization are shown in the table below.

PORVENIR CUATRO DRILL RESULTS

Hole	Vein	From	To	Core Length	True Width	Silver	Gold
		(m)	(m)	(m)	(m)	(gpt)	(gpt)
PC49-2	Santa Cruz Vein	292.20	301.30	9.10	5.85	236	0.66
	Including	296.20	296.65	0.45	0.29	610	1.39
PC49-3	Santa Cruz Vein	327.55	334.15	6.60	4.24	494	1.06
	Including	328.70	330.15	1.45	0.93	796	2.26
PC50-3	Santa Cruz Vein	361.00	367.00	6.00	3.44	727	1.51
	Including	361.35	365.20	3.85	2.21	1,040	2.25
PC50-4	Santa Cruz Vein	272.75	276.30	3.55	2.91	427	1.64
	Including	274.60	276.30	1.70	1.39	690	2.66
PC51-3	Santa Cruz Vein	173.35	175.70	2.35	1.65	257	1.01
	Including	175.35	175.70	0.35	0.25	534	1.87
PC51-4	Santa Cruz Vein	258.30	272.30	14.00	7.00	332	0.94
	Including	264.95	266.90	1.95	0.85	916	2.33
PC52-3	Santa Cruz Vein	215.40	220.75	5.35	2.68	271	1.04
	Including	218.35	218.95	0.60	0.30	618	3.23

Barry Devlin, Vice President Exploration for Endeavour commented: “This new high grade silver-gold discovery at Porvenir Cuatro is situated within the same Santa Cruz vein system that contains the Alex Breccia, Santa Cruz, Porvenir Mine and Porvenir Dos ore-bodies along strike to the south-east.  Porvenir Cuatro is a good example of the excellent exploration potential still remaining in the Guanacevi district.  Endeavour has several other targets to drill in Guanacevi this quarter and we can look forward to generating multiple new prospects for drilling as work progresses next year and beyond.”

This newly discovered, high grade silver-gold mineralized zone has now been outlined by 11 drill holes over a 200 m long by 200 m deep area within the Santa Cruz vein, still open along strike and down dip.  The Porvenir Cuatro property is located only 3 kilometers northwest of the operating Porvenir mine, part of Endeavour’s Guanacevi Mines operation.

As a result of the successful drilling program at Porvenir Cuatro, management has approved a 75% increase in the 2009 exploration budget so that Porvenir Cuatro can be drilled out this quarter and moved to a resource estimate and mine planning by year-end.  In addition to the 16 drill holes already completed, a further 5 drill holes are planned at Porvenir Cuatro in Q4, 2009.  Endeavour now has seven drills working in Mexico, four on exploration projects and three defining the ore limits at the two mines.

Initial metallurgical test-work was carried out by SGS on four core samples to determine the amenability of Porvenir Cuatro mineralization to cyanide leaching.  Four bottle roll tests returned average leach recoveries of 81.9% for silver and 79.2% for gold before optimization.  Additional test-work is planned to mimic the Guanacevi plant operating conditions and optimize the leach recoveries.

Barry Devlin, M.Sc., P. Geo., the Vice President of Exploration for Endeavour, is the Qualified Person who reviewed this news release and supervised the sampling program at the Porvenir Cuatro Project. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the Guanacevi field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Third Quarter 2009 Financial Results to be Released on
 November 10, 2009; Conference Call on November 12, 2009

Endeavour Silver plans to release its Third Quarter 2009 financial results on Tuesday, November 10, 2009, after market hours. A conference call to discuss the results will be held at 1:30 PM Eastern Standard Time (10:30 AM Pacific Standard Time) on Thursday, November 12, 2009. To participate in the conference call, please dial the following:

• 800-396-7098  Canada and USA (Toll-free)
• 416-695-7848  Toronto area/International callers
• No pass-code is necessary

A replay of the conference call will be available for the week following the call by dialling 1-800-408-3053 in Canada & USA (Toll-free) or 416-695-5800  in the Toronto area. The required pass-code is 3238212.

A podcast and a simultaneous webcast of the conference call will be posted on the home page of the company's website, www.edrsilver.com.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted four consecutive years of aggressive silver production and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding planned work programs.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements.  Such risk factors herein include, but are not limited to, fluctuations in future metal prices and exchange rates, uncertainties inherent in the estimation of reserves and resources and the availability of capital.  Such factors are described in the section “risk factors” contained in the Company’s most recent Annual Information Form filed with Canadian securities regulatory authorities and Form 40-F filed with the United States Securities and Exchange Commission.  Mineral resources do not have demonstrated economic viability.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended.  There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information.  The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.  Accordingly, readers should not place undue reliance on forward-looking statements or information.